August 22, 2014 VIA EDGAR AND OVERNIGHT COURIER Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Attention:	Patrick Gilmore Rebekah Lindsey Christine Davis

Re:	Synchronoss Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 26, 2014 File No. 000-52049

Dear Mr. Gilmore:

Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”).  For your convenience, we have repeated your comments in italicized print.  The Company’s responses (the “Responses” and, each, a “Response”) are provided below for each comment.  The Responses below are based solely on the inquiry that the Company has conducted and materials it has reviewed as of August 22, 2014 in response to the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 41

1.

We note that you established a valuation allowance in 2013; however, there is no disclosure describing the circumstances that led to the valuation allowance being recorded. Please tell us which deferred tax assets the valuation allowance relates to and explain the circumstances that led to you to record the valuation allowance. Please tell us how you considered providing disclosure describing why you established the valuation allowance as well as any reasonably likely factors that may cause an adjustment to these amounts in the near term.  See SEC Release No. 33-8350.

Response to Comment 1:

The Company’s income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid. The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenues and expenses. In evaluating the Company’s ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

In connection with purchase accounting for the acquisition of Spatialinfo, Inc. the Company recorded deferred revenue for the fair value of their assumed future performance obligations.  However, this income was previously recognized on the tax return of the previous owner. Accordingly, the Company has set up a net deferred tax asset of $4.4 million for this income less the related expenditures to perform services to produce this income. A significant piece of objective negative evidence evaluated in determining the Company’s ability to recover these deferred tax assets is the fact that the Company is not renewing the existing Spatial U.S. third party contracts as they expire and intends to move all business activities of Spatial U.S. into the Company. In  evaluating the ability to recover these deferred tax assets the Company also considered that there is no carry back potential and no viable tax-planning strategies for recognition of these deferred tax assets. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2013, a valuation allowance of $4.4 million  ($2.8million after-tax) has been recorded to place a full valuation allowance on all deferred tax assets within Spatial U.S.  In future filings with the Commission, beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, the Company plans to expand its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures relating to income taxes to include a discussion relating to the realizability of its deferred tax assets.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 64

2.

We note your disclose on page 65 that revenue from AT&T and Verizon Wireless each accounted for more than 10% of the company’s revenue during 2013. Please tell us what consideration was given to quantifying the percentage or amount of revenues attributable to AT&T and Verizon Wireless separately to more clearly demonstrate the significance of these concentrations. Please refer to paragraphs 50-16 through 50-20 of ASC 275-10-50.

Response to Comment 2:

The Company derives more than 10% of its total revenues from sales to AT&T and Verizon and, in accordance with Item 101(c)(1)(vii) of Regulation S-K, discloses this fact and the names of these customers.  The Company has taken under consideration paragraphs 50-16 through 50-20 of ASC 275-

10-50 to determine whether there is any vulnerability from concentration and believes appropriate disclosures were made in footnote number 2 to the Company’s consolidated financial statements under the heading “Summary of Significant Accounting Policies -  Concentration of Credit Risk” on page 64 of the 2013 10-K. The Company noted there that the loss of either AT&T or Verizon as a customer would have a material negative impact on the Company. In order better understand the mutual dependency of the Company and AT&T or Verizon, as applicable, the Company also stated that it believes that if either AT&T or Verizon terminated their relationships with the Company, AT&T and Verizon would encounter substantial costs in replacing the Company’s transaction management solutions. The Company believes that such disclosure adequately addresses the concentration of the volume of business transacted with these two customers. Additionally, the Company specifically discloses the vulnerability from concentration in its risk factors on page 17 of the 2013 10-K where it states that it has a substantial customer concentration, with a limited number of customers accounting for a substantial portion of its 2013 revenues. The Company believes that the above discussed disclosures are sufficient to reasonably inform investors as to the revenue concentration risks.

10. Income Taxes, page 87

3.

We note your disclosure on page 89 that you have not provided taxes on the undistributed earnings of your foreign subsidiaries that you plan to reinvest indefinitely outside the United States. In your response to comment number 5 in your letter dated June 15, 2012 you indicate that in future filings you will disclose that “due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts”; however, we are unable to locate such disclosure. As previously requested, please tell us what consideration was given to disclosing the amount of unrecognized deferred liability related to undistributed earnings of foreign subsidiaries or including a statement that determination of such amounts are not practicable in accordance with ASC 740-30-50-2(c).

Response to Comment 3:

The Company has elected under ASC 740-30-25-18 to permanently reinvest earnings and profits related to its foreign subsidiaries in the following jurisdictions: Australia, France, India, Ireland, Germany and the United Kingdom. The Company has never repatriated earnings from its foreign subsidiaries (with the exception of FusionOne Estonia which was deemed to be liquidated for U.S. federal tax purposes as of December 31, 2011) and has determined that all funds in the foreign subsidiaries mentioned above will not be repatriated currently or used in conjunction with the U.S. operations and continue to be permanently reinvested. Accordingly, no provision has been recorded for the U.S. federal income taxes that might result from the repatriation of these earnings. The undistributed earnings and profits of the Company’s foreign subsidiaries are estimated to be approximately $26.8 million as of December 31, 2013. In the Company’s Form 10-K for the fiscal year ended December 31, 2014 and future Form 10-K’s, the Company plans to expand the Income Taxes footnote in its consolidated financial statements to include the statement that due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

4.

We note that your federal and state net operating loss (“NOL”) carry forwards begin to expire in 2014. Please tell us what consideration was given to disclosing further detail regarding expiration dates, or ranges of dates, for any significant NOLs. Refer to ASC 740-10-50-3(a).

Response to Comment 4:

The Company has federal and state NOLs that begin to expire in 2014 as described in the 2013 10-K.   Based on current projections, the Company expects that all federal and state NOLs for which a deferred tax asset has been recorded will be utilized prior to expiration. Therefore, no additional details are required to disclose NOLs that may expire unutilized and the Company does not believe a valuation allowance is necessary for NOLs expected to expire within the next 3 year forecast.

14. Accumulated Other Comprehensive Income, page 93

5.	We note that beginning in 2013 you recorded gains on intra-entity foreign currency transactions. Please tell us the following:

•	Clarify the nature of the intra company item(s);

•	Clarify when these transactions were entered into and when/if they were settled; and

•	Provide us the basis for your determination that these intra company transactions were long term in nature and as such should be excluded from net income for each reported period.

Response to Comment 5:

During the year ended December 31, 2012, the Company extended a loan of USD $58.6 million (the “STIL Loan”) to its wholly owned subsidiary Synchronoss Technologies Ireland Ltd. (“STIL”) in order to fund the acquisition of NewBay Software Limited (now known as Synchronoss Software Ireland Ltd. (“SSIL”). At that time, the Company determined this intra-entity foreign currency transaction was of a long-term-investment nature (that is, settlement of the STIL Loan was not planned or anticipated in the foreseeable future).  Through June 30, 2013 there were no gain or losses recorded on this intra-company transaction due to the fact that both the Company and STIL operated with a functional currency of the U.S. Dollar. This determination was made with consideration to the entity’s reliance on the Company and the currency in which most of the payments were derived.  Subsequent to the acquisition of SSIL, STIL’s daily operations became economically independent from the Company. The revenue and expenses of STIL were denominated and settled in Euros. Therefore, on July 1, 2013 the Company performed an assessment of STIL functional currency and determined it to be the Euro. The intra-entity item represents the gain on this intra-entity foreign currency transaction from July 1, 2013 through December 31, 2013.

The STIL Loan was entered into on December 24,  2012 and its termination date was determined to be November 22, 2022. On January 1, 2014, the boards of directors of STIL and SSIL approved the liquidation of STIL into SSIL.  The liquidation officially occurred on February 24, 2014.  The liquidation of STIL into SSIL qualified as a transaction between entities under common control since both entities were 100% owned, directly or indirectly, by the Company. Upon the liquidation, the Loan was deemed a permanent investment in SSIL and the balance settled as equity ownership in the Company.

The Company evaluated the substance of these intra-company accounts to determine whether they are of a long-term investment nature. Consideration was given to the business purpose and the long-term plans of the intra-company transactions. The Company extended the STIL Loan in order to aggregate the funds for investment purposes such as the acquisition of a foreign company that would allow the Company to expand its presence outside of the United States. The Company also considered its past history of not settling similar intra-company accounts and the ability to control whether repayment would occur. After consideration of all relevant facts, the Company deemed the STIL Loan to be of a long-term investment nature.

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In connection with our responses to the Staff’s comment, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,
Ronald J. Prague
Executive Vice President and General Counsel